UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

                                                            Sequential
     Exhibit               Description                      Page Number
     -------               -----------                      -----------

       1.         Press release, dated October 19, 2004          4

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: October 19, 2004              By: /s/ Dafna Gruber
                                       -------------------------------
                                    Name:   Dafna Gruber
                                    Title:  Chief Financial Officer

                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE


                TELKOM SA EXPANDS ITS ALVARION WIRELESS BROADBAND
                 NETWORK WITH DEPLOYMENT OF AN ADDITIONAL ORDER

        -- Carrier is Expanding and Upgrading 1.9GHz Networks to Enhance
                     Services in Suburban and Rural Areas -
                                       ---

Tel-Aviv, Israel, October 19, 2004 - Alvarion Ltd. (NASDAQ:ALVR), the leading provider of wireless broadband solutions worldwide, today announced that Telkom SA Limited, South Africa's largest operator, has placed additional orders for MGW(TM) equipment to complete a country-wide, wireless network infrastructure project initiated in 2003. Telkom SA is an advanced Tier 1 incumbent providing fixed and mobile voice and data services. Grintek Telecom, Alvarion's regional distribution partner, is responsible for supply, installation and local support.

Over the past year, Alvarion's 1.9GHz systems have been deployed in five communities (Hekpoort, Pretoria, Upington, Bloemfontein and Grahamstown) to provide top quality service to SOHO and residential customers. Now, additional systems are being installed in suburban and rural areas lacking in existing telecom infrastructure and to upgrade others requiring replacement systems.

"The MGW(TM) platform is ideal for an operator like Telkom," said Srini Moodley, responsible for Grintek Telecom's Executive Marketing and Business Development. "As a wireless system, it is quick and cost-effective to install, both at the base station and user side, and can reach regions where fixed-lines have been prohibitively expensive to deploy."

"Like so many operators, Telkom knows well that a wireless system is the best way to increase teledensity, fill coverage gaps in its service areas, and bring basic voice and fast Internet services to underserved regions," said Tzvika Friedman, President and COO of Alvarion. "As the world's leading provider of broadband wireless solutions, we are in the forefront of fulfilling worldwide demand for broadband as a fundamental prerequisite for commerce and education."

                                       ###

About Telkom SA
Telkom SA Limited is South Africa's leading integrated communications group that provides total solutions across the full spectrum of digital communications to a diverse customer base. The network fully ATM enabled and can provide voice and data links across a number of technologies both local, and to destinations worldwide. The company also offers a wide range of digital services including data hosting, state-of-the-art network security, full Internet services, an e-marketplace and a full range of PBXs and value added communication products. Visit: www.telkom.co.za

About Grintek Telecom
Grintek Telecom, a division of JSE-listed Grintek Ltd, is one of South Africa's leading empowerment IT and telecommunications solutions and integration companies. Grintek Telecom provides tailored and innovative IT solutions from initial project and business requirement consulting, through to implementation, integration and ongoing support. Its telecommunications solutions have been implemented in more than 500 top South African companies; in addition, it provides solutions, services and maintenance in 23 African countries.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.